Exhibit 4.69

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF SERIES I PREFERRED UNITS

The following description of the Series I Preferred Units does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of our Fourth Amended and Restated Agreement of Limited Partnership of Energy Transfer LP (the “Partnership”), as amended to date (the “Partnership Agreement”), which is incorporated by reference as an exhibit to this Annual Report on Form 10-K, of which this Exhibit is a part. We encourage you to read our Certificate of Limited Partnership, our Partnership Agreement and the applicable provisions of the Delaware Revised Uniform Limited Partnership Act for additional information. Capitalized terms used but not defined herein have the meanings ascribed to them in the Partnership Agreement.

General

There are 41,464,179 Series I Preferred Units issued and outstanding.

The holders of our common units, Series I Preferred Units and other partnership securities are entitled to receive, to the extent permitted by law and as provided in our Partnership Agreement, such distributions as may from time to time be declared by our general partner. Upon any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the holders of our common units, Series I Preferred Units and other partnership securities are entitled to receive distributions of our assets as provided in our Partnership Agreement, after we have satisfied or made provision for our outstanding indebtedness and other obligations and after payment to the holders of any class or series of limited partner interests having preferential rights to receive distributions of our assets over each such class of limited partner interests.

Subject to certain liquidation rights, each Series I Preferred Unit generally has a fixed liquidation preference of $9.1273 per Series I Preferred Unit (subject to adjustment for any splits, combinations or similar adjustment to the Series I Preferred Units) plus an amount equal to accumulated and unpaid distributions thereon to, but excluding, the date fixed for payment, whether or not declared.

The Series I Preferred Units represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series I Preferred Units rank junior to all of our current and future indebtedness and other liabilities with respect to assets available to satisfy claims against us. The rights of the holders of Series I Preferred Units to receive the liquidation preference are subject to the rights of the holders of any senior securities and the proportional rights of holders of parity securities.

All of the Series I Preferred Units are represented by one or more certificates issued to the Depository Trust Company (“DTC”) (and its successors or assigns or any other securities depositary selected by us) (the “Securities Depositary”) and registered in the name of its nominee, for credit to an account of a direct or indirect participant in the Securities Depositary (including, if applicable, Euroclear and Clearstream). So long as a Securities Depositary has been appointed and is serving, no person acquiring Series I Preferred Units is entitled to receive a certificate representing such Series I Preferred Units unless applicable law otherwise requires or the Securities Depositary resigns or is no longer eligible to act as such and a successor is not appointed.

We have appointed Equiniti Trust Company, LLC as the paying agent (the “Paying Agent”), and the registrar and transfer agent (the “Registrar and Transfer Agent”), for the Series I Preferred Units.

Ranking

The Series I Preferred Units, with respect to anticipated quarterly distributions and distributions upon the liquidation, winding-up and dissolution of our affairs, rank:

•senior to the junior securities (including our common units, Class A Units and Class B Units);

•on parity with the parity securities, including each series of our preferred units;

•junior to any senior securities; and

•junior to all of our existing and future indebtedness and other liabilities with respect to assets available to satisfy claims against us.

Under our Partnership Agreement, we may issue junior securities from time to time in one or more series without the consent of the holders of the Series I Preferred Units. Our general partner has the authority to determine the designations, preferences, rights, powers, and duties of any such series before the issuance of any units of that series. Our general partner will also determine the number of units constituting each series of securities. Our ability to issue additional parity securities in certain circumstances or senior securities is limited as described under “-Voting Rights.”

Voting Rights

Except as set forth in our Partnership Agreement or as otherwise required by Delaware law, the Series I Preferred Units have no voting rights.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series I Preferred Units, voting as a separate class, we may not adopt any amendment to our Partnership Agreement that has a material adverse effect on the terms of the Series I Preferred Units.

In addition, unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series I Preferred Units, voting as a class together with holders of each series of our preferred units or other parity securities upon which like voting rights have been conferred and are exercisable, we may not:

•create or issue any arity securities (including any additional Series I Preferred Units) if the cumulative distributions payable on then outstanding Series I Preferred Units (or parity securities, if applicable) are in arrears; or

•create or issue any senior securities.

On any matter on which the holders of the Series I Preferred Units are entitled to vote, such holders are entitled to one vote per Series I Preferred Unit. The Series I Preferred Units held by us or any of our subsidiaries or controlled affiliates are not entitled to vote.

Series I Preferred Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise.

Distributions

The Series I Preferred Units will be entitled to a cumulative distribution (the “Preferred Distribution”) of $0.2111 per quarter in respect of each new ET preferred unit, subject to certain adjustments (as may be adjusted, the “Preferred Distribution Amount”). Each Preferred Distribution will be paid in cash at the Preferred Distribution Amount unless, subject to certain exceptions, (i) there is no distribution being paid on parity securities and junior securities and (ii) the Partnership’s Available Cash, excluding any deductions to provide funds for distributions of Available Cash to the common unitholders in respect of any one or more of the next four quarters, is insufficient to pay the Preferred Distribution. If the Partnership fails to pay the Preferred Distribution in full in cash, then until such time as all accrued and unpaid Preferred Distributions are paid in full in cash, the Partnership will not be permitted to declare or make (a) any distributions in respect of any junior securities (including the common units) and (b) subject to certain exceptions, any distributions in respect of any parity securities.

If the Partnership fails to pay in full any Preferred Distribution, the amount of such unpaid distribution will accrue and accumulate from the last day of the quarter for which such distribution is due until paid in full. Further, each Series I Preferred Unit will have the right to share in any special distributions by the Partnership of cash, securities or other property (including in connection with any spin-off transaction) and in the form of such cash, securities or other property pro rata with the common units, as if the Series I Preferred Units had converted into common units at the then-applicable Conversion Ratio; provided, however¸ that at any time there are accrued but unpaid distributions on the Preferred Units, no such special distributions will be permitted.

Conversion

Holders of Series I Preferred Units may elect (i) to convert all or any portion of such preferred units, in an aggregate amount equaling or exceeding the Minimum Conversion Amount (as defined in the Partnership Agreement), into common units, at the then applicable Conversion Ratio (as defined in the Partnership Agreement, initially 2.07 common units for ten Series I

Preferred Units), subject to the payment of any accrued but unpaid distributions to the date of such conversion and (ii) in the event of the Partnership’s voluntary liquidation, dissolution or winding up, to convert all or any portion of such Series I Preferred Units into common units, at the then applicable Conversion Ratio, subject to payment of any accrued but unpaid distributions to the date of conversion.

At any time, subject to certain liquidity requirements set forth in the Partnership Agreement, if the volume-weighted average trading price of the common units on the national securities exchange on which the common units are then listed (the “VWAP Price”) for 20 trading days over the 30-trading day period ending on the close of trading on the day immediately preceding the date notice is given by the Partnership of election of its conversion right is greater than the quotient of (i) $13.691 divided by (ii) the then applicable Conversion Ratio (or approximately $66.14 based on the initial Conversion Ratio), the Partnership’s general partner, in its sole discretion, may convert all or a portion of the outstanding Series I Preferred Units into common units, at the then applicable Conversion Ratio, subject to the payment of any accrued but unpaid distributions to the date of conversion. Also, subject to certain liquidity requirements set forth in the Partnership Agreement, if the VWAP Price of the common units for 20 trading days over the 30-trading day period ending on the close of trading on the day immediately preceding the date notice is given by the Partnership of the exercise of its conversion right is greater than the quotient of (i) $9.1273 divided by (ii) the then applicable Conversion Ratio (or approximately $44.09 based on the initial Conversion Ratio), the Partnership’s general partner, in its sole discretion, may convert all, but not less than all, of the outstanding Series I Preferred Units into a number of common units equal to the Adjusted Conversion Amount (as defined in the Partnership Agreement).

No Sinking Fund

The Series I Preferred Units do not have the benefit of any sinking fund.

No Fiduciary Duty

We and our general partner and its officers and directors, do not owe any duties, including fiduciary duties, to holders of the Series I Preferred Units other than an implied contractual duty of good faith and fair dealing pursuant to our Partnership Agreement.